UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-A

For Registration of Certain of Classes of Securities
Pursuant to Section 12(b) or (g) of the
Securities Exchange Act of 1934

Bell Microproducts Inc.
(Exact name of registrant as specified in its charter)

California	94-3057566
(State of incorporation or organization)	(IRS Employer Identification No.)

1941 Ringwood Ave., San Jose, California	95131-1721
(Address of principal executive officers)	(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:
Title of each class to be so registered	Name of each exchange on which each class is to be registered
Common Stock, par value $0.01 per share	The NASDAQ Stock Market LLC

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), please check the following box.  ☑

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), please check the following box. ☐

Securities Act registration statement file number to which this form relates:
(if applicable)

Securities to be registered pursuant to Section 12(g) of the act:
None
(Title of Class)

Item 1.	Description of Registrant’s Securities to be Registered

DESCRIPTION OF CAPITAL STOCK

The authorized capital stock of Bell Microproducts Inc. (the “Company”) is 90,000,000 shares.  These shares consist of: (a) 10,000,000 shares of preferred stock, $0.01 par value per share, none of which are outstanding; and (b) 80,000,000 shares of common stock, $0.01 par value per share.  As of December 31, 2009, 31,941,844 shares of common stock were outstanding.  The following description of the capital stock of the Company is qualified in its entirety by the Amended and Restated Articles of Incorporation, as amended (the “Articles”), and the Amended and Restated Bylaws (the “Bylaws”) of the Company, which are attached as Exhibits 3.1 and 3.2, respectively, to this Registration Statement, and are incorporated herein by reference.

Common Stock

The following description of our common stock is a summary.  You should be aware that our Articles, together with our Bylaws, and not this summary, define any rights you may have as a holder of our common stock.

Dividends

Subject to the rights of any series of preferred stock that we may issue, the holders of common stock may receive dividends when and as declared by the board of directors.  Dividends may be paid in cash, stock or other form out of legally available funds.  Our debt agreements prohibit the payment of cash dividends or other distributions on any of our capital stock except dividends payable in additional shares of capital stock.

Voting Rights

Subject to any special voting rights of any series of preferred stock that we may issue in the future, the holders of common stock may vote one vote for each share held in the election of directors and on all other matters voted upon by our shareholders.  Under the California Corporations Code (the “CCC”), holders of common stock are entitled under certain circumstances to cumulate their votes for the election of directors.

Other Rights

We will notify common shareholders of any shareholders’ meetings according to applicable law.  If we liquidate, dissolve or wind-up our business, either voluntarily or not, common shareholders will share equally in the assets remaining after we pay our creditors and preferred stockholders, if any.  The holders of common stock have no preemptive rights.  Shares of common stock are not subject to any redemption provisions and are not convertible into any other securities.

Certain Anti-Takeover Provisions in the Articles and Bylaws

The following discussion is a general summary of certain provisions of the Articles and Bylaws of the Company which may be deemed to have an “anti-takeover” effect.

State Law
The Company is incorporated in California, and as such, may be subject to various provisions of the CCC, including Section 1101(e), which inhibits freeze-out mergers following certain tender offers in which the acquiring ownership percentage is more than 50% but less than 90%, and Section 1203, which includes provisions that may have the effect of deterring hostile takeovers or delaying or presenting change in control or management of the Company.

Preferred Stock
Our Articles authorize the issuance of blank check preferred stock.  The board of directors can set the voting rights, redemption rights, conversion rights, and other rights relating to such preferred stock and could issue such stock in either private or public transactions.  In some circumstances, the blank check preferred stock could be issued and have the effect of preventing a merger, tender offer, or other takeover attempt that the board of directors opposes.

The issuance of shares of preferred stock may adversely affect the rights of the holders of our common stock.  For example, any preferred stock issued may rank senior to our common stock as to dividend rights, liquidation preference or both, may have full or limited voting rights and may be convertible into shares of common stock.  As a result, the issuance of shares of preferred stock may discourage bids for our common stock or may otherwise adversely affect the market price of our common stock or any existing preferred stock.

Advance Notice Requirement for Director Nominations
The Bylaws provide that shareholder nominations for the election of directors may not be brought before a meeting of shareholders unless the shareholder has given timely written notice in proper form of such nomination to the secretary of the Company.  Such proposals or nominations may be made only by persons who are shareholders of record on the date on which such notice is given and on the record date for determination of shareholders entitled to vote at that meeting.  To be timely, a shareholder’s notice must be delivered to or mailed and received at the Company’s principal executive offices not less than sixty (60) days nor more than ninety (90) days prior to the anniversary date of the date on which the Company first mailed its proxy materials for the prior year’s annual meeting of shareholders; provided, however, that in the event the annual meeting is called for a date that is not within thirty (30) days before or after such anniversary date, notice by the shareholder in order to be timely must be so received not later than the close of business on the tenth (10th) calendar day following the day on which public announcement of the date of the upcoming annual meeting is first made.

No person is eligible for election to the board of directors unless nominated in accordance with the foregoing procedures, and thus such procedures could make it more difficult for dissident shareholders to nominate and elect their candidates.

Size of Board; Filling of Vacancies
The Bylaws provide for a board of directors of not less than five nor more than nine directors as shall be determined in accordance with the Bylaws from time to time.  The power to determine the number of directors within this range is vested in the board of directors and the power to fill vacancies is vested both in the board of directors and in the shareholders.

Special Shareholder Meetings
Our Bylaws provide that special meetings of shareholders for any purpose or purposes may only be called by the chairman of the board, the president, the board of directors, or by shareholders holding in the aggregate no less than 10% of our common stock.  Special meetings called by a shareholder shall be subject to certain advance notice and information content requirements.  A special meeting of the shareholders may not be held absent a written request complying with these advance notice requirements and containing the specified informational content.  The request shall state the purpose or purposes of the proposed meeting.  This limitation on the right of shareholders to call a special meeting could make it more difficult for shareholders to initiate actions that are opposed by the board of directors.  In addition, the limited ability of the shareholders to call a special meeting of shareholders may make it more difficult to change the existing board and management.

Limitation of Liability of Officers And Directors

Section 317 of the CCC allows for the indemnification of officers, directors, and other corporate agents in terms sufficiently broad to indemnify such persons under certain circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act of 1933, as amended (the “Securities Act”).  Article IV of our Articles and Article VI of our Bylaws provide for indemnification of our directors, officers, employees, and other agents to the extent and under the circumstances permitted by the CCC.  We have also entered into agreements with our officers and directors that may require us, among other things, to indemnify such officers and directors against certain liabilities that may arise by reason of their status or service as directors or officers (other than liabilities arising from any acts or omissions or transactions from which a director may not be relieved of liability under the CCC), to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified, and to obtain directors’ and officers’ insurance if available on reasonable terms.  We currently maintain directors’ and officers’ liability insurance.

Our Articles also provide that the liability of our directors for monetary damages to us or our shareholders is eliminated to the fullest extent permissible under the CCC.

The forgoing statutory provisions, provisions in our Articles, and agreements with directors and officers may reduce the likelihood of derivative litigation against our directors, and may discourage or deter shareholders or management from bringing a lawsuit against our directors for breach of their duties, even though such an action, if successful, might have otherwise benefited us and our shareholders.  These provisions do not alter the liability of directors under federal securities laws and do not affect the right to sue (nor to recover monetary damages) under federal securities laws for violations thereof.

Item 2.	Exhibits

Exhibit No.	Description
3.1
Amended and Restated Articles of Incorporation, as amended, of the Company. Incorporated by reference to Exhibit 4.1 filed with the Company’s Registration Statement on Form S-3 (File No. 333-117555) on July 21, 2004.

3.2	Amended and Restated Bylaws of the Company (as amended through May 21, 2009). Incorporated by reference to Exhibit 3.2 filed with the Company’s Current Report on Form 8-K on May 22, 2009.

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

BELL MICROPRODUCTS INC.
January 21, 2010	By:	/s/ Andrew S. Hughes
		Name:	Andrew S. Hughes
		Title:	Vice President, General Counsel and Corporate Secretary

Exhibit Index

Exhibit No.	Description
3.1
Amended and Restated Articles of Incorporation, as amended, of the Company. Incorporated by reference to Exhibit 4.1 filed with the Company’s Registration Statement on Form S-3 (File No. 333-117555) on July 21, 2004.

3.2	Amended and Restated Bylaws of the Company (as amended through May 21, 2009). Incorporated by reference to Exhibit 3.2 filed with the Company’s Current Report on Form 8-K on May 22, 2009.